Exhibit 99.1

UCN REPORTS SECOND QUARTER 2007 RESULTS

inContact Segment Achieves Record Margins, Improving 7.6 Percentage Points Over Q1 2007

Salt Lake City – August 14, 2007 – UCN, Inc. (OTCBB: UCNN), the leading provider of all-in-one, hosted contact handling and agent improvements services delivered over the UCN intelligent network, today announced financial results for the quarter ended June 30, 2007.

QUARTERLY HIGHLIGHTS

•

The inContact® segment achieved its tenth consecutive quarter of record revenue growth, totaling $7.2 million in the second quarter of 2007, doubling the $3.6 million in the same quarter in 2006; bringing the total for the first half of 2007 to $13.3 million.

•

InContact segment costs of revenue as a percentage of revenue decreased to 35.4% in the quarter as compared to 50.5 % in the same quarter of 2006, an improvement of 15.1 percentage points; and improved 7.6 percentage points over the first quarter of 2007.

•	Consolidated costs of revenue as a percentage of revenue decreased to 55.7% during the quarter as compared to 64.8% during the same quarter in 2006, an improvement of 9.1 percentage points.

•

EBITDA (a non-GAAP measure) for the second quarter was $134,000, which includes a $402,000 expense for non-cash, stock-based compensation. Year-to-date EBITDA grew to $441,000 and includes a $599,000 expense for stock-based compensation.

•	Strengthening of the balance sheet with conversion of the $3.4 million ComVest term note.

Paul Jarman, UCN CEO, stated, “This was a great quarter. As reflected by record inContact revenue, we continue to strengthen our position as the market leader by capturing additional market share in the hosted contact handling and agent improvement space. Between the first and second quarter, our sales team transitioned from selling month-to-month contracts to term contracts. As a result, the majority of the newly signed contracts are now term-based. This not only strengthens our business and our recurring revenue stream, it also reveals the strength of our product offering and the increasing level of commitment and confidence our new customers have in choosing UCN.”

CONSOLIDATED FINANCIAL RESULTS

Consolidated revenue for the second quarter increased to $20.0 million compared to $19.8 million in the first quarter of 2007 and decreased from $21.0 million for the same year-ago quarter. The decrease over the previous year’s quarter is due primarily to UCN’s decision to improve cost of revenue as a percentage of revenue by discontinuing telecommunications services to a few large-volume, low-margin customers during 2006, which has affected each subsequent quarter’s consolidated revenues. Cost of revenues as percentage of revenue substantially improved to 55.7% during the quarter from 64.8% in the same quarter in 2006, due to increased inContact revenue and decreased carrier costs.

Consolidated net loss for the quarter was $1.6 million or 6 cents per share, compared to a net loss of $2.1 million or 9 cents per share in the same period in 2006. This net loss includes continued investment in the inContact segment; $1.5 million of depreciation and amortization; and $599,000 in stock-based compensation expense.

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a non-GAAP measure; however, management believes it provides important insight into UCN’s operating results. The second quarter 2007 EBITDA of $134,000 includes $402,000 of non-cash, stock-based compensation expense and brings EBITDA for the first half of 2007 to $441,000 which includes stock-based compensation of $599,000.

INCONTACT SEGMENT FINANCIAL RESULTS

Revenue from the inContact segment doubled to a record $7.2 million for the second quarter, compared to the same period in 2006 and increased 19% from $6.1 million in the first quarter of 2007. The BenchmarkPortal and ScheduleQ acquisitions contributed 50% of the of the second quarter revenue growth compared to the first quarter, for a total second quarter contribution of $1.1 million while organic growth contributed the remaining 50%. Second quarter inContact segment revenue includes $3.7 million of related long distance voice and data revenue and $3.5 million of inContact technology revenue. This brought the mix of technology and long distance revenue to nearly 50-50.

CONFERENCE CALL INFORMATION

UCN will host a conference call to discuss its second quarter results later today at 2:30 PM Mountain (4:30 PM Eastern):

Dial-In Number: 1-888-802-8577

International: 1-973-935-8754

Conference ID # 9066791

Call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization and ask you to wait until the call begins. If you have any difficulty connecting with the conference call please call the Liolios Group at (949) 574-3860.

A replay of the conference call will be available until August 21, 2007 at:

Toll-Free Replay number: 1-877-519-4471/ PIN 9066791

International Replay number: 1-973-341-3080/ PIN 9066791

An internet audio recording will be available on the www.ucn.net/investors page for 12 months.

About UCN, Inc.

UCN, Inc. (OTCBB:UCNN) is the leading provider of all-in-one, off-premises contact center software delivered over the UCN network, which supports both traditional TDM and VoIP connectivity models. Without requiring the purchase of onsite hardware or software, the inContact platform delivers network routing, skills-based contact distribution (ACD), sophisticated interactive voice response (IVR), call recording and monitoring, a breadth of reporting tools, workforce optimization, customer satisfaction measurement and contact flow customization tools. As an on-demand product, inContact customers pay a monthly fee based on usage. For more information about UCN visit www.ucn.net.

Company Contact:		Investor Contact:
Jeramiah Forbush		Liolios Group Inc.
UCN, Director of Finance & Compliance		Scott Liolios or Ron Both
801-715-5302	jeramiah.forbush@ucn.net	949-574-3860	scott@liolios.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words and include, but are not limited to, statements regarding projected results of operations and management’s future strategic plans. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

The risks and uncertainties referred to above include, but are not limited to, risks associated with our business model; our ability to develop or acquire, and gain market acceptance for new products, including our new sales and marketing and voice automation products, in a cost-effective and timely manner; the gain or loss of key customers; competitive pressures; our ability to expand operations; fluctuations in our earnings as a result of the impact of stock-based compensation expense; interruptions or delays in our hosting operations; breaches of our security measures; our ability to protect our intellectual property from infringement, and to avoid infringing on the intellectual property rights of third parties; and our ability to expand, retain and motivate our employees and manage our growth. Further information on potential factors that could affect our financial results is included in our Annual Report on Form 10-K, quarterly reports of Form 10-Q, and in other filings with the Securities and Exchange Commission. The forward-looking statements in this release speak only as of the date they are made. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.

UCN, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands) - unaudited

	June 30, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$2,394	$4,559
Restricted cash	—	10
Accounts and other receivables, net of allowance for uncollectible accounts of $1,654 and $1,746, respectively	9,441	8,996
Other current assets	477	594

Total current assets	12,312	14,159

Property and equipment, net	5,386	4,810
Intangible assets, net	10,335	6,373
Other assets	530	617

Total assets	$28,563	$25,959

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$603	$720
Trade accounts payable	7,137	8,350
Accrued liabilities	2,156	2,024
Accrued commissions	1,277	1,448
Deferred revenue	117	—

Total current liabilities	11,290	12,542

Long-term debt and capital lease obligations	3,972	6,523
Other long-term liabilities and deferred revenue	55	46

Total liabilities	15,317	19,111
Total stockholders’ equity	13,246	6,848

Total liabilities and stockholders’ equity	$28,563	$25,959

UCN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - (Unaudited)

(in thousands except per share data)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Revenue	$19,975	$20,968	$39,795	$43,590

Operating expenses:
Costs of revenue (excluding depreciation and amortization shown separately below)	11,128	13,580	22,665	29,063
Selling and promotion	4,102	3,432	7,952	7,050
General and administrative	4,164	3,223	7,862	6,478
Depreciation and amortization	1,495	1,865	3,288	3,744
Research and development	447	352	875	664

Total operating expenses	21,336	22,452	42,642	46,999

Loss from operations	(1,361)	(1,484)	(2,847)	(3,409)

Other income (expense):
Interest income	3	42	18	82
Interest expense	(202)	(326)	(402)	(584)
Loss on early extinguishment of debt	—	(364)	—	(364)

Total other expense	(199)	(648)	(384)	(866)

Net loss before income taxes	(1,560)	(2,132)	(3,231)	(4,275)

Income tax expense	2	8	5	8

Net loss	$(1,562)	$(2,140)	$(3,236)	$(4,283)

Net loss per common share:
Basic and diluted	$(0.06)	$(0.09)	$(0.12)	$(0.18)

Weighted average common shares outstanding:
Basic and diluted	28,166	24,053	27,243	23,588

Customer Segments:

UCN manages its business based on two customer segments: Telecom and inContact. The Telecom segment includes all voice and data long distance services provided to customers not utilizing any inContact services. The inContact segment includes revenues from customers using any inContact services as well as their long distance voice and data services. InContact services include automatic call distribution, interactive voice response, data storage, email, chat, computer telephony integration, call recording, conferencing and reporting. In mid February 2007, UCN closed two strategic acquisitions which have been added to the inContact segment. The BenchmarkPortal, Inc. acquisition allows us to provide customers a hosted process for measuring the effectiveness of agent interactions with clients. The ScheduleQ, LLC acquisition allows UCN to provide its customers a hosted solution for automating the scheduling, forecasting and alert notification functions common to most contact center/customer service type operations. These additions augment UCN’s all-in-one hosted inContact solution.

For the three months ended June 30, 2007, the inContact segment revenue of $7.2 million includes $3.7 million of related long distance voice and data services and $3.5 million of inContact technology services. For the three months ended June 30, 2006, the inContact segment revenue of $3.6 million includes $2.7 million of long distance voice and data services and $923,000 of inContact technology services. Operating segment revenues and results of operations for the three months ended June 30, 2007 and 2006 were as follows (in thousands):

	Three Months Ended June 30, 2007
	Telecom	inContact	Consolidated
Revenue	$12,768	$7,207	$19,975

Costs of revenue (excluding depreciation and amortization shown separately below)	8,576	2,552	11,128
Selling and promotion	1,461	2,641	4,102
General and administrative	2,322	1,842	4,164
Depreciation and amortization	733	762	1,495
Research and development	—	447	447

Loss from operations	$(324)	$(1,037)	$(1,361)

	Three Months Ended June 30, 2006
	Telecom	inContact	Consolidated
Revenue	$17,349	$3,619	$20,968

Costs of revenue (excluding depreciation and amortization shown separately below)	11,751	1,829	13,580
Selling and promotion	1,983	1,449	3,432
General and administrative	2,323	900	3,223
Depreciation and amortization	1,352	513	1,865
Research and development	—	352	352

Loss from operations	$(60)	$(1,424)	$(1,484)

For the six months ended June 30, 2007, the inContact segment revenue of $13.3 million includes $7.6 million of related long distance voice and data services and $5.7 million of inContact technology services. For the six months ended June 30, 2006, the inContact segment revenue of $6.6 million includes $5.0 million of long distance voice and data services and $1.6 million of inContact technology services. Management will continue to evaluate the components of the inContact segment as future strategic initiatives are implemented. Operating segment revenues and results of operations for the six months ended June 30, 2007 and 2006 were as follows (in thousands):

	Six Months Ended June 30, 2007
	Telecom	inContact	Consolidated
Revenue	$26,517	$13,278	$39,795

Costs of revenue (excluding depreciation and amortization shown separately below)	17,502	5,163	22,665
Selling and promotion	3,200	4,752	7,952
General and administrative	4,569	3,293	7,862
Depreciation and amortization	1,850	1,438	3,288
Research and development	—	875	875

Loss from operations	$(604)	$(2,243)	$(2,847)

	Six Months Ended June 30, 2006
	Telecom	inContact	Consolidated
Revenue	$37,016	$6,574	$43,590

Costs of revenue (excluding depreciation and amortization shown separately below)	25,665	3,398	29,063
Selling and promotion	4,203	2,847	7,050
General and administrative	4,874	1,604	6,478
Depreciation and amortization	2,741	1,003	3,744
Research and development	—	664	664

Loss from operations	$(467)	$(2,942)	$(3,409)

Reconciliation of Non-GAAP Measures:

“EBITDA,” which is calculated as Earnings Before deductions for Interest, Taxes, Depreciation and Amortization, is not a measure of financial performance under generally accepted accounting principles (GAAP). EBITDA is provided for the use of the reader in understanding UCN’s operating results and is not prepared in accordance with, nor does it serve as an alternative to GAAP measures and may be materially different from similar measures used by other companies. While not a substitute for information prepared in accordance with GAAP, we believe that this information is helpful for investors to more easily understand our operating financial performance. We also feel this measure may better enable an investor to form views of our potential financial performance in the future. This measure has limitations as an analytical tool, and investors should not consider EBITDA in isolation or as a substitute for analysis of our results prepared in accordance with GAAP.

Reconciliation of EBITDA to Net loss as it is presented on

the Consolidated Statements of Operations for UCN, Inc. (unaudited)

(in thousands)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Net loss	$(1,562)	$(2,140)	$(3,236)	$(4,283)

Depreciation and amortization	1,495	1,865	3,288	3,744
Interest income and expense, net	199	284	384	502
Income tax expense	2	8	5	8

EBITDA	$134	$17	$441	$(29)